Exhibit 99.1
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                                   Footnotes
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(1)  The sole general partner of Warburg, Pincus Investors, L.P. ("WPI") is
     Warburg Pincus & Co., a New York general partnership ("WP"). Warburg Pincus LLC, a New York limited liability company ("WPLLC"), manages WPI. The members of WPLLC are substantially the same as the partners of WP.

     On September 30, 2003, WPI transferred certain securities held by WPI, including all of its shares of Common Stock of Grubb & Ellis Company (the "Company"), to Warburg, Pincus Investors Liquidating Trust ("WPLT"). One of the purposes for which WPLT was formed on September 30, 2003 was to liquidate all of the assets transferred to WPLT by WPI and collect and distribute such assets or the proceeds from the liquidation thereof to the partners of WPI, who are the beneficiaries of WPLT. On December 7, 2005, pursuant to an Agreement of Purchase and Sale of Stock, by and among WPI, WPLT, and the Company, WPLT sold to the Company 5,861,902 shares (the "Shares") of the Company's Common Stock at a price per share of $4.00.

     The trustees of WPLT are Charles R. Kaye, Joseph P. Landy, Scott A. Arenare and Timothy J. Curt. Charles R. Kaye and Joseph P. Landy are each a Managing General Partner of WP and a Managing Member and Co-President of WP LLC. Scott A. Arenare and Timothy J. Curt are each a Partner of WP and a Member and Managing Director of WP LLC. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), WP WPLLC and WPLT may be deemed to be the beneficial owners of the Common Stock held by WPI although both WP and WPLLC disclaim beneficial ownership of the Common Stock except to the extent of any indirect pecuniary interest therein.